FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR RELATIONS CONTACT:	MEDIA RELATIONS CONTACT:
Janine Zanelli	Alison Wesley
Check Point Software Technologies	Check Point Software Technologies
650-628-2040	650-628-2088
ir@us.checkpoint.com	press@us.checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS SECOND QUARTER
FINANCIAL RESULTS

Achieves 24 Percent License Revenue Growth Over Second Quarter of 2003

REDWOOD CITY, Calif. – July 26, 2004 – Check Point Software Technologies Ltd. (NASDAQ: CHKP), the world leader in securing the Internet, today announced its financial results for the second quarter ended June 30, 2004. Revenues for the second quarter were $126.9 million, an increase of 20 percent compared to $106.1 million for the second quarter of 2003.

        Net income and earnings per diluted share for the second quarter of 2004, including amortization of intangible assets and deferred stock compensation resulting from the acquisition of Zone Labs, were $63.3 million and $0.24 respectively.

        Net income and earnings per diluted share, excluding the impact of the amortization of intangible assets and deferred stock compensation, net, were $65.9 million and $0.25, an increase of nine percent and five percent respectively, compared to $60.2 million and $0.24 in the second quarter of 2003.

        Deferred revenues increased by $5.6 million in the second quarter to a record $130 million as of June 30, 2004, a 26 percent increase over deferred revenue in the quarter ended June 30, 2003.

        The company generated cash flow from operating activities of $81.9 million, an increase of 21 percent compared to the quarter ended June 30, 2003. Another testament to the strong results was Days Sales Outstanding at 48 days, compared to 56 days in the quarter ended March 31, 2004. As part of the company’s share repurchase program, during the quarter the company purchased 3.3 million shares at a total cost of $78.6 million. Total cash and interest bearing investments as of June 30, 2004 were $1.59 billion.

        “We are pleased with our financial and operating results this quarter, especially with the strong growth in product revenues, including 24 percent license revenue growth,” said Gil Shwed, chairman and CEO of Check Point Software Technologies. “Check Point’s organic growth, combined with the addition of our new consumer and enterprise endpoint security solutions, allowed us to achieve exceptional results against our key financial metrics. With our new products, customers can now address their dynamic and evolving Internet security challenges with a broad range of new and enhanced solutions. Check Point aims to provide a safe Internet business environment by protecting all points in the network – including Perimeter, Internal and Web.”

Recent News Highlights Include:
●	Delivered Comprehensive Web Security Portfolio – Including Web Intelligence™, Connectra™ and SSL Network Extender™ that provide unmatched protection and integrity of customers’ entire Web infrastructures. The introduction of the Web security portfolio has been followed by strong interest from the channel and customers.
●	Introduced Prestigious Channel Program – Empowering worldwide solution provider partners to achieve greater success in selling Check Point solutions, the new Valued Partner Program provides expanded tools that enable partners to sell the most intelligent security solutions on the market.
●	Enhanced Endpoint Security Solutions – Integrity™ Clientless Security 2.0 was introduced for enterprises to safely secure SSL VPN and other emerging remote access technologies. ZoneAlarm Security Suite was introduced this quarter and met by strong demand from consumer and small business users. It offers the most complete security suite including personal firewall, antivirus, advanced application and security controls, identity and privacy protections, content and communication protections and email security.

        Mr. Shwed continued: “In the second quarter we completed the launch of our expanded security strategy with the shipment of our new Web security solutions. Over the past year we’ve expanded our security portfolio and added Perimeter, Internal, Web and endpoint security solutions, resulting in the broadest portfolio of network security solutions in our marketplace. With that expansion, our customers and partners can rely on Check Point to provide the best security and the only complete security architecture available today.”

Conference Call Information
The Company will host a conference call with the investment community on July 26, 2004 at 8:30 AM ET/5:30 AM PT. To listen to the live Web cast, please visit Check Point’s Web site at http://www.checkpoint.com/ir. A replay of the conference call will be available through August 9, 2004, at the Company’s website or by telephone at (973) 341-3080, confirmation code 4934212.

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Check Point’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: Check Point’s ability to integrate Zone Lab’s operations effectively, the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; the inclusion of network security functionality in third-party hardware or system software; any unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Check Point’s; unknown factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products, and other factors and risks discussed in Check Point’s Report on Form 20-F for the year ended December 31, 2003, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point Software
Check Point Software Technologies (www.checkpoint.com) is the worldwide leader in securing the Internet. It is the confirmed market leader of both the worldwide VPN and firewall markets. Through its Next Generation product line, the company delivers a broad range of intelligent Perimeter, Internal and Web security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s Zone Labs (www.zonelabs.com) division is one of the most trusted brands in Internet security, creating award-winning endpoint security solutions that protect millions of PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of more than 2,300 Check Point partners in 92 countries.

©2004 Check Point Software Technologies Ltd. All rights reserved. Check Point, Application Intelligence, Check Point Express, the Check Point logo, ClusterXL, ConnectControl, Connectra, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FireWall-1 XL, FloodGate-1, INSPECT, INSPECT XL, InterSpect, IQ Engine, Open Security Extension, OPSEC, Provider-1, Safe@Office, SecureKnowledge, SecurePlatform, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SSL Network Extender, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 VSX, Web Intelligence, TrueVector, ZoneAlarm, Zone Alarm Pro, Zone Labs, the Zone Labs logo, AlertAdvisor, Cooperative Enforcement, IMsecure, Policy Lifecycle Management, Zone Labs Integrity and Smarter Security are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726 and 6,496,935 and may be protected by other U.S. Patents, foreign patents, or pending applications.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Licenses	$67,899	$54,778	$130,908	$113,032
Subscriptions	48,681	40,751	92,694	77,646

Total product revenues	116,580	95,529	223,602	190,678
Services	10,339	10,574	19,379	20,272

Total revenues	126,919	106,103	242,981	210,950

Operating expenses:
Cost of revenues	6,443	4,621	11,377	9,734
Research and development	10,844	7,263	19,506	14,121
Selling and marketing	34,417	26,768	63,015	53,456
General and administrative	6,474	4,581	11,324	8,925
Amortization of intangible assets and deferred
stock compensation	3,144	-	3,144	-
Acquisition related in-process R&D	-	-	23,098	-

Total operating expenses	61,322	43,233	131,464	86,236

Operating income	65,597	62,870	111,517	124,714
Financial income, net	10,579	10,497	21,348	21,840

Income before income taxes	76,176	73,367	132,865	146,554
Income taxes	12,913	13,189	27,674	26,297

Net income	$63,263	$60,178	$105,191	$120,257

Net income excluding in-process R&D and amortization
of intangible assets and deferred stock compensation	$65,865	$60,178	$130,891	$120,257

Earnings per share (basic)	$0.25	$0.24	$0.42	$0.49

Number of shares used in computing earnings per share
(basic)	254,778	247,221	252,484	246,738

Earnings per share (fully diluted)	$0.24	$0.24	$0.40	$0.47

Earnings per share (fully diluted) excluding
in-process R&D and amortization of intangible assets
and deferred stock compensation	$0.25	$0.24	$0.50	$0.47

Number of shares used in computing earnings per share
(fully diluted)	266,800	255,199	263,315	254,197

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	June 30, 2004	December 31, 2003
	(unaudited)	(unaudited)

Current Assets:
Cash and cash equivalents	$231,077	$327,188
Marketable securities and deposits	850,463	809,158
Trade receivables, net	71,192	72,754
Other receivables and prepaid expenses	23,340	19,667

Total current assets	1,176,072	1,228,767

Long-term assets:
Long-term investments	512,439	467,264
Property and equipment, net	8,677	7,394
Intangible assets	28,678	-
Goodwill	172,528	-
Deferred income taxes	20,526	5,519

Total long-term assets	742,848	480,177

Total assets	$1,918,920	$1,708,944

LIABILITIES AND
SHAREHOLDERS' EQUITY

Current liabilities:
Deferred revenues	$129,971	$105,889
Trade payables and other accrued liabilities	140,450	139,345

Total current liabilities	270,421	245,234

Accrued severance pay, net	2,587	2,165
Deferred tax liability	8,428	-

Total liabilities	281,436	247,399

Shareholders' Equity:
Share capital	755	747
Additional paid-in capital	357,452	193,662
Deferred stock based compensation	(14,401)	-
Treasury shares	(78,649)	-
Retained earnings	1,372,327	1,267,136

Total shareholders' equity	1,637,484	1,461,545

Total liabilities and shareholders' equity	$1,918,920	$1,708,944

Total cash and cash equivalents, deposits and
marketable securities	1,592,767	1,602,724

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	63,263	60,178	105,191	120,257
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	1,424	1,400	2,681	2,997
Decrease (increase) in trade and other receivables, net	8,986	(2,395)	963	10,372
Increase in trade payables and other accrued liabilities	4,785	6,052	9,044	2,203
Other adjustments	289	2,416	2,444	8,773
Amortization of intangible assets and deferred stock
compensation	3,144	-	3,144	-
Acquisition related in-process R&D	-	-	23,098	-

Net cash provided by operating activities	81,891	67,651	146,565	144,602

Cash flow from investing activities:
Cash paid in conjunction with the acquisition of Zone Labs, net	-	-	(95,343)	-
Investment in property and equipment	(966)	(997)	(2,327)	(1,634)

Net cash used in investing activities	(966)	(997)	(97,670)	(1,634)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	8,545	6,447	19,797	9,613
Purchase of treasury shares	(78,649)	-	(78,649)	-

Net cash provided by (used in) financing activities	(70,104)	6,447	(58,852)	9,613

Increase (decrease) in cash and cash equivalents, deposits
and marketable securities	10,821	73,101	(9,957)	152,581
Cash and cash equivalents, deposits and marketable
securities at the beginning of the period	1,581,946	1,394,232	1,602,724	1,314,752

Cash and cash equivalents, deposits and marketable
securities at the end of the period	1,592,767	1,467,333	1,592,767	1,467,333

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Chief Financial Officer

July 26, 2004